                                                                      EXHIBIT 12



                  CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
                                TOTAL ENTERPRISE
                Computation of Ratio of Earnings to Fixed Charges


                                                Millions of Dollars
                                  ---------------------------------------------
                                              Years Ended December 31
                                  ---------------------------------------------
                                   2001     2000      1999      1998      1997
                                  ------   ------    ------    ------    ------
                                                  (Unaudited)
EARNINGS AVAILABLE FOR
  FIXED CHARGES
Income from continuing
  operations before
  income taxes                    $3,285    3,747     1,175       410     1,886
Distributions less than
  equity in earnings of
  fifty-percent-or-less-
  owned companies                     58      (30)       (7)      (19)      (54)
Fixed charges, excluding
  capitalized interest*              501      481       396       314       333
                                  ------   ------    ------    ------    ------
                                  $3,844    4,198     1,564       705     2,165
                                  ======   ======    ======    ======    ======

FIXED CHARGES
Interest and expense on
  indebtedness, excluding
  capitalized interest            $  338      369       279       200       198
Capitalized interest                 231      174        49        48        46
Preferred dividend
  requirements of subsidiary
  and capital trusts                  53       53        53        53       113
Interest portion of rental
  expense                             90       42        47        45        39
                                  ------   ------    ------    ------    ------
                                  $  712      638       428       346       396
                                  ======   ======    ======    ======    ======
RATIO OF EARNINGS TO FIXED
  CHARGES                            5.4      6.6       3.7       2.0       5.5
                                  ------   ------    ------    ------    ------

* Includes amortization of capitalized interest totaling approximately $20 million in 2001, $17 million each in 2000 and 1999, $16 million in 1998, and $14 million in 1997.


Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990, the company guaranteed a $400 million bank loan for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. Consolidated interest expense includes interest attributable to the LTSSP borrowings of $4 million in 2000. Interest attributable to the LTSSP borrowings was minimal in 2001, 1999, 1998 and 1997.